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of openbusinesscouncil awards

THE CERTIFICATE IS PROUDLY PRESENTED TO

Telebionix

In recognition of your continued excellence and valuable contributions that have transformed innovation and created landmark solutions, openbusinesscouncil presents your business with the following award

DIGITAL WELLNESS AND WELLBEING, HEALTHTECH

Dinis Guarda

Executive Chairman openbusinesscouncil